UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
TRANSATLANTIC HOLDINGS, INC.
(Name of Subject Company)
TRANSATLANTIC HOLDINGS, INC.
(Names of Persons Filing Statement)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
893521104
(CUSIP Number of Class of Securities)
Gary A. Schwartz
Senior Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005
(212) 365-2200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Lois Herzeca, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”), with the Securities and Exchange Commission on July 28, 2011, relating to the unsolicited offer by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), upon the terms and subject to the conditions set forth in (i) its Preliminary Prospectus/Offer to Exchange, dated July 25, 2011 and amended on August 3, 2011 (the “Offer to Exchange”) and (ii) the related Letter of Transmittal (together with the Offer to Exchange, and any amendments or supplements thereto, the “Exchange Offer”). Validus filed a Tender Offer Statement on Schedule TO dated July 25, 2011 (as amended or supplemented from time to time, the “Schedule TO”), and a registration statement on Form S-4 dated July 25, 2011 and amended on August 3, 2011 (as amended or supplemented from time to time, the “Registration Statement”) relating to the securities to be issued in connection with the Exchange Offer. Capitalized terms not otherwise defined shall have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
Item 2. Identity and Background of Filing Person.
     Item 2 is hereby amended and supplemented by adding, after the fourth bullet under the first full paragraph on page 3 of the Statement (summarizing certain conditions to the Exchange Offer), the following disclosure:
“•	The Board shall have redeemed the Rights issued pursuant to the Rights Agreement, or the rights shall have been redeemed or otherwise rendered inapplicable to the Exchange Offer and the Second-Step Merger;”
     Item 2 is hereby amended and supplemented by replacing the seventh bullet under the first full paragraph on page 3 of the Statement (summarizing certain conditions to the Exchange Offer) with the following disclosure:
“•	There shall be no pending litigation, suit, claim, action, proceeding or investigation by or before any governmental authority (or any litigation, suit, claim, action, proceeding or investigation threatened against Validus in writing) that, in the judgment of Validus, is reasonably expected to, directly or indirectly, restrain or prohibit (or which alleges a violation of law in connection with) the Exchange Offer or is reasonably expected to prohibit or limit the full rights of ownership of Transatlantic Common Shares by Validus or any of its affiliates;”
     Item 2 is hereby amended and supplemented by replacing the second bullet on page 4 of the Statement (summarizing certain conditions to the Exchange Offer) with the following disclosure:
“•	All amendments or waivers under Validus’s and its subsidiaries’ credit facilities necessary to consummate the Exchange Offer, the Second-Step Merger and the other transactions contemplated by the Offer to Exchange shall have been obtained and be in full force and effect;”
     Annex A attached hereto (which sets forth the conditions to the Exchange Offer) has been amended and restated in its entirety and is incorporated herein by reference.
     Item 2 is hereby amended and supplemented by adding, after the first full paragraph on page 4 of the Statement, the following disclosure (relating to the purpose and effect of the shareholder rights plan and the changes to the By-laws relating to the conduct of stockholder meetings):
     “The Board determined to adopt the Rights Agreement, which has a term of one year and a 10% beneficial ownership threshold, to encourage the fair and equal treatment of Transatlantic stockholders in connection with any initiative to acquire effective control of Transatlantic and to reduce the likelihood that any person, including Validus, would gain control of Transatlantic by open market accumulation or otherwise without paying a control premium for all common stock. The Rights Agreement is not intended to prevent a transaction that is determined by the Board to be fair, advisable and in the best interests of Transatlantic stockholders. The foregoing summary of the Rights Agreement does not purport to be complete, and is qualified in its entirety by reference to Exhibit (a)(4) hereto, which is incorporated herein by reference.

     In addition, on July 26, 2011, the Board approved the amendment and restatement of Transatlantic’s Amended and Restated By-Laws (as amended and restated, the “By-Laws”), effective as of July 26, 2011. The amendments to the By-Laws enable the Board to postpone or adjourn a stockholder meeting. This would permit the Board to postpone or adjourn a meeting to give stockholders sufficient time to consider new information that may be released immediately prior to a previously scheduled meeting. The foregoing summary of the By-Laws does not purport to be complete, and is qualified in its entirety by reference to Exhibit (a)(6) hereto, which is incorporated herein by reference.”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Executive Retention Agreements.
     Annex B attached hereto (which contains certain disclosure from the Joint Proxy Statement/Prospectus, as amended) has been amended and restated in its entirety and is incorporated herein by reference.
Interests of Transatlantic Directors and Executive Officers in the Transatlantic-Allied World Merger.
     Annex B attached hereto (which contains certain disclosure from the Joint Proxy Statement/Prospectus, as amended) has been amended and restated in its entirety and is incorporated herein by reference.
Item 4. The Solicitation or Recommendation.
Recommendation.
     At this time, the Board reaffirms its recommendation of, and declaration of advisability with respect to, the Transatlantic-Allied World Merger Agreement.
Background of the Offer.
     Item 4 is hereby amended and supplemented by replacing the last paragraph on page 7 of the Statement with the following disclosure:
     “On June 3, 2011, Mr. Orlich, the Chief Executive Officer of Transatlantic, received an unsolicited telephone call from Edward J. Noonan, the chief executive officer and Chairman of the Board of Directors of Validus, regarding a possible business combination transaction between Transatlantic and Validus. Subsequently, on June 7, 2011, Validus delivered a letter (the “Validus Indication of Interest Letter”) to Transatlantic expressing an interest in discussing a potential business combination transaction, which letter did not contain any economic or other specific terms for a proposed transaction. Following discussions among the directors, Transatlantic’s management and Transatlantic’s advisors, the Board determined to continue its negotiations with Allied World and to discuss the Validus Indication of Interest Letter at the June 12, 2011 Board special meeting. The full text of the Validus Indication of Interest Letter is set forth below:”
     Item 4 is hereby amended and supplemented by adding, after the last paragraph on page 20 of the Statement, the following disclosure:
     “On July 31, 2011, the Board met to discuss the progress of the Transatlantic-Allied World Merger, as well as recent events surrounding Validus’s Exchange Offer. A representative of Gibson Dunn discussed with the directors certain legal matters relating to these events.
     On August 2, 2011, Validus announced that it had obtained amendments to its applicable credit facilities necessary for satisfying a condition to the Exchange Offer.
     On August 3, 2011, Validus filed with the SEC a preliminary proxy statement with respect to a special meeting of Validus shareholders at which Validus will seek the approval of the issuance of Validus Common Shares in connection with the Exchange Offer or other acquisition transaction involving Transatlantic.

     On August 4, 2011, at Transatlantic’s request, Messrs. Orlich and Sapnar met with Messrs. Noonan and Consolino to discuss Transatlantic’s request that Validus enter into a mutual confidentiality agreement, on the terms required under the Transatlantic-Allied World Merger Agreement.
     On August 4, 2011, Mr. Orlich received a telephone call from Ajit Jain, head of Berkshire Hathaway Reinsurance Group (together with Berkshire Hathaway, Inc. and its affiliates, “Berkshire”) regarding a possible business combination between Transatlantic and Berkshire. Subsequently, on August 5, 2011, Berkshire delivered a letter (the “Berkshire Indication of Interest Letter”) to Transatlantic expressing an interest in acquiring Transatlantic for $52.00 per share (the “Berkshire Proposal”). The full text of the Berkshire Indication of Interest Letter is set forth below:
August 5, 2011
Mr. Robert Orlich
President & CEO
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005
Dear Bob:
As you can imagine, subsequent to our telephone conversation yesterday, I have been watching the screen all morning. With your stock trading at $45.83, I have to believe that you will find our offer to buy all of Transatlantic shares outstanding at $52.00 per share to be an attractive offer. As such, I am now writing to formally inform you of National Indemnity’s commitment to do so at $52.00 per share under customary terms for a stock purchase agreement of a publicly traded company to be agreed (but not subject to any due diligence review or financing condition of any nature). This commitment is subject to:
•	A formal response from you no later than the close of business, Monday, August 8, 2011.

•	Should you decide to accept this offer, your agreement that should the deal not close for any reasons that are under your control by December 31, 2011, a break-up fee of $75.0 million would be paid to us.

•	Your commitment that until the deal closes, you will continue to manage the affairs of the company in a manner that is consistent with how you have managed it historically.
I have deliberately tried to be brief and to the point. I will be happy to discuss any details that you would like at your convenience. I can be reached at [number withheld] (work), [number withheld] (cell) or [number withheld] (home).
Regards,
/s/ Ajit Jain
Ajit Jain
AJ/bw
     On August 5, 2011, Allied World filed Amendment No. 1 to the Joint Proxy Statement/Prospectus with the SEC.
     On August 7, 2011, Transatlantic issued a press release announcing that it had received the Berkshire Indication of Interest Letter and that the Board would carefully consider and evaluate the Berkshire Proposal and would inform Transatlantic’s stockholders of its position. Transatlantic also advised its stockholders not to take any action at that time and to await the recommendation of the Board. The Board also reaffirmed its recommendation of, and its declaration of advisability with respect to, the Transatlantic-Allied World Merger Agreement.
     On the morning of August 8, 2011, the Board met telephonically to discuss the Berkshire Proposal and other recent developments. Members of Transatlantic’s management, as well as representatives of Gibson Dunn, Goldman Sachs, Moelis and Richards, Layton & Finger were present at the meeting. Representatives of Gibson Dunn and Richards, Layton & Finger reviewed with the directors the applicable legal standards in the context of considering the Berkshire Proposal. Representatives of Goldman Sachs and Moelis then provided the directors with their preliminary analysis regarding certain financial metrics with respect to the Berkshire Proposal and certain other matters. After extensive discussion, the Board then decided to adjourn the meeting in order to consider further the issues discussed.
     Later on August 8, 2011, the Board reconvened telephonically. Members of Transatlantic’s management, as well as representatives of Gibson Dunn and Richards, Layton & Finger were present at the meeting. Following discussion, the Board determined that the Berkshire Proposal did not constitute a “Superior Proposal” under the terms of the Transatlantic-Allied World Merger Agreement. The Board further determined that the Berkshire Proposal was reasonably likely to lead to a “Superior Proposal” and that the failure to enter into discussions regarding the Berkshire Proposal would result in a breach of its fiduciary duties under applicable law. As a result, the Board determined that Transatlantic should offer to engage in discussions and exchange information with Berkshire, subject to, in accordance with the Transatlantic-Allied World Merger Agreement, (i) providing Allied World with three business days’ notice of Transatlantic’s intent to furnish information to and enter into discussions with Berkshire and (ii) obtaining from Berkshire an executed confidentiality agreement containing terms that are substantially similar, and no less favorable, to Transatlantic, in the aggregate, than those contained in the confidentiality agreement between Transatlantic and Allied World. The Board also reaffirmed its recommendation of, and its declaration of advisability with respect to, the Transatlantic-Allied World Merger Agreement. Transatlantic issued a press release announcing the Board’s determinations after the close of the market on August 8, 2011.”
Reasons for Recommendation.
     Item 4 is hereby amended and supplemented by replacing the second sentence of the second paragraph on page 21 of the Statement (relating to the reasons for the Board’s recommendation for the Transatlantic-Allied World Merger) with the following disclosure:
     “The Exchange Offer is in our view highly conditional, resulting in substantial uncertainty for Transatlantic’s stockholders as to whether it will be completed and, if completed, when and at what cost.”
     Item 4 is hereby amended and supplemented by replacing the first, second and fourth bullets under the fourth paragraph on page 21 of the Statement (relating to the reasons for the Board’s recommendation for the Transatlantic-Allied World Merger) with the following bullets, respectively:
“•	management’s belief that the Transatlantic-Allied World Merger has the potential to create a leading, diversified, specialty focused reinsurance and insurance company with a global reach and a local presence in key markets, based upon, among other things, the fact that the Transatlantic-Allied World combined company would have 39 locations with local underwriters, would combine a leading specialty reinsurance brand (including with respect to directors and officers, errors and omissions and medical malpractice reinsurance) with a leading specialty insurance brand (including with respect to professional liability and healthcare insurance), and would have a diverse portfolio between reinsurance and insurance;

•	management’s belief that the Transatlantic-Allied World combined company would have a strengthened balance sheet with $8.5 billion of total capital;

•	management also considered the fact that the Transatlantic-Validus combined company similarly would have a strengthened balance sheet with approximately $8.5[1] billion of total capital;
•	management’s belief that the combination would diversify risk, which should allow the Transatlantic-Allied World combined company to weather cyclical conditions, reduce volatility of earnings and deliver more stable results under a wider range of market conditions and economic environments while creating a foundation for future growth, based upon, among other things, the fact that the Transatlantic-Allied World combined company would have both a significant insurance and reinsurance business, and would have greater diversification with respect to (i) duration of risk, (ii) premiums and reserves by lines of business and geography and (iii) catastrophe exposures;”
     Item 4 is hereby amended and supplemented by replacing the first, second, fourth, seventh and eighth full bullets on page 22 of the Statement (relating to the reasons for the Board’s recommendation for the Transatlantic-Allied World Merger) with the following bullets, respectively:
“•	the fact that Transatlantic would gain multiple platforms, including European Union-based operating subsidiaries;
•	The Company considered the fact that while Validus has stated that it does have a European Union subsidiary based in Ireland, Validus Re Europe Limited, because of Validus’s unwillingness to sign a confidentiality agreement with a standstill (which is required pursuant to the Transatlantic-Allied World Merger Agreement) and engage in mutual due diligence, Transatlantic has been unable to confirm that such subsidiary is adequately capitalized and can write business effectively in the European Union. Transatlantic has also established, through extensive due diligence, that Allied World has adequately capitalized and operating European Union subsidiaries.
•	the Board’s belief, based upon discussions with Transatlantic’s management and after a thorough review of Transatlantic’s strategic alternatives, that the Transatlantic-Allied World Merger would provide greater value to the Transatlantic stockholders within a shorter time frame than other potential strategic alternatives available to Transatlantic, including the continued operation of Transatlantic as a standalone company, based upon, among other things, the fact that the Transatlantic-Allied World combined company would have greater flexibility to allocate capital in a more efficient manner, increased financial strength and scale, and meaningful incremental combined excess capital;

•	although no assurance can be given that any level of operating and structural synergies would be achieved following the completion of the Transatlantic-Allied World Merger, management’s estimate, consistent with Allied World’s management’s estimate, that the combination of Transatlantic and Allied World would create $80 million of annual gross savings, with the Transatlantic-Allied World combined company realizing approximately 60% of these savings on an annualized run-rate (after-tax) basis in the first year following the closing of the Transatlantic-Allied World Merger, due, in part, to more efficient allocation of capital and cost savings;

•	the fixed exchange ratio of 0.88 Allied World shares for each Transatlantic Common Share, which represented a market value equal to (a) a premium of 16% to the closing price of Transatlantic Common Shares, based on the closing price of Allied World shares on June 10, 2011 (the last trading day before the public announcement of the Transatlantic-Allied World Merger) and (b) a discount of 6.5% to the closing price of Transatlantic Common Shares, based on the closing price of Allied World shares on July 25, 2011. The Board also noted that based on the closing price

[1]	Based on the unaudited condensed consolidated pro forma financial information found in Validus’s Form S-4, filed with the SEC on July 25, 2011.

of Validus Common Shares on July 25, 2011, the market value of the Exchange Offer represented a 2.9% discount to the closing price of Transatlantic Common Shares;
•	the complementary nature of Transatlantic’s and Allied World’s businesses and cultures, including the fact that the two companies have complementary lines of business (for example, with respect to medical malpractice and healthcare, Transatlantic has a focus on physicians and Allied World has a focus on hospitals and other facilities), and that both companies have strong underwriting and risk management cultures;”
     Item 4 is hereby amended and supplemented by replacing the third bullet on page 23 of the Statement (relating to the reasons for the Board’s recommendation for the Transatlantic-Allied World Merger) with the following disclosure:
“•	the fact that the Transatlantic-Allied World combined company would have a highly experienced management team with extensive industry experience in the most significant facets of the insurance and reinsurance industry; for further information on the Transatlantic-Allied World combined company management team, please see pages 97-99 of the Joint Proxy Statement/Prospectus, as amended, which is filed as an exhibit hereto and is incorporated herein by reference;”
     Item 4 is hereby amended and supplemented by adding, after the end of the second bullet under “—The Exchange Offer Economically Disadvantages Transatlantic Stockholders” on pages 24-25 of the Statement, the following disclosure:
“•	The Board considered that, based on the market prices of Allied World’s and Validus’s stock at the close of business on July 25, 2011, the last trading day prior to the date that the Board met to review the Validus Exchange Offer, the consideration to be received by Transatlantic’s stockholders pursuant to the Transatlantic-Allied World Merger had a market value of $48.59 per share, and the consideration to be received by Transatlantic’s stockholders pursuant to the Exchange Offer had a market value of $50.43 per share. However, the Board and management believe that book value per share is also an important methodology for comparing the Validus Exchange Offer and the Transatlantic-Allied World Merger, as it reflects in their opinion the potential long term value to investors of a business combination transaction with either of these parties.

•	Transatlantic also notes that as of the close of business on August 8, 2011, the date of this Amended Schedule 14D-9, the consideration to be received by Transatlantic’s stockholders pursuant to the Transatlantic-Allied World Merger had a market value of $43.59 per share, and the consideration to be received by Transatlantic’s stockholders pursuant to the Exchange Offer had a market value of $44.58 per share. The market value of the consideration to be received in the Transatlantic-Allied World Merger and the Exchange Offer depends on the market price of the shares of Allied World and Validus common stock, respectively, on any given date and will fluctuate between the date hereof and the date of the consummation of any transaction.”
     Item 4 is hereby amended and supplemented by replacing the last two bullets under “—We Believe Validus Offers Inferior Long-Term Creation Potential For Transatlantic Stockholders” on page 27 of the Statement with the following bullets, respectively:
“•	Allied World Has Achieved Higher Investment Returns And Has A Larger Portfolio of Invested Assets. Allied World demonstrated total net investment return[2] from 2008 through 2010

[2]	Based on the Allied World Investor Presentation, filed with the SEC under Rule 425 on July 25, 2011.

of approximately 15%, whereas Validus demonstrated total net investment returns during the same period of approximately 10%. According to Validus’s Form S-4 filed on July 25, 2011, the Transatlantic-Validus combined company would have total investments and cash of $19.3 billion as of March 31, 2011, $2.2 billion lower as compared to the Transatlantic-Allied World Merger based on Allied World’s Form S-4 filed on July 7, 2011. Validus, as a self-described “short-tail” reinsurer, has a shorter investment horizon with respect to its portfolio of assets, which we believe has had a negative impact on its demonstrated total net investment return.

•	We Believe Transatlantic Stockholders Have Greater Potential For Price To Book Multiple Expansion With The Transatlantic-Allied World Merger. As of July 25, 2011, Allied World’s price to stated book value per share (“P/B”) was 0.71x, compared to the average since the date of its IPO and through July 25, 2011 of 0.91x and the average since the date of Validus’s IPO and through July 25, 2011 of 0.83x, and Validus traded at 0.81x, compared to its average since its IPO and through July 25, 2011 of 0.89x. If both companies’ stocks were to trade in line with their respective historical P/B levels, Transatlantic stockholders could experience greater stock price appreciation in the Transatlantic-Allied World Merger. We note that there can be no certainty that the stock of the Transatlantic-Allied World combined company would trade at Allied World’s historical average P/B ratios from either the time of its IPO or from the time of Validus’s IPO and through July 25, 2011, or that the ratio would not be affected by the transaction.”
     Item 4 is hereby amended and supplemented by replacing the first paragraph under “—Meaningful Uncertainties Exist In The Exchange Offer” on page 30 of the Statement in with the following disclosure (relating to Validus’s refusal to sign a standard confidentiality agreement that includes a standstill provision):
     “As a result of Validus’s refusal to sign a standard confidentiality agreement that includes a standstill provision (which is the same standstill provision as the one contained in the confidentiality agreement signed by Allied World), as required under the terms of the Transatlantic-Allied World Merger Agreement, Transatlantic and Validus have been unable to enter into discussions or share mutual nonpublic confidential information that could eliminate or mitigate some of the following uncertainties:”
     Item 4 is hereby amended and supplemented by replacing the first and third bullets under “—Other Considerations” on page 31 of the Statement with the following bullets, respectively:
“•	The Board believes, based on Validus’s past integration efforts, that the integration of Transatlantic and Validus could be potentially difficult and inefficient, which could lead to significant disruptions with customers and employees. In reaching this conclusion, the Board considered the significant employee attrition Validus reportedly experienced in previous acquisitions, and the importance of Transatlantic’s brokers in determining the future success of Transatlantic.

•	The Board considered that Transatlantic’s stockholders will retain a majority of the voting power on a fully diluted basis in the Transatlantic-Allied World combined company, but will lose majority if the Exchange Offer is consummated. Transatlantic strongly believes that retaining a majority of the voting power in the Transatlantic-Allied World combined company, and the related board and board committee governance arrangements, are important factors to ensure that current Transatlantic stockholders can proportionally influence the strategic direction of the Transatlantic-Allied World combined company upon consummation of the transaction and retain a greater share in the potential future value of the Transatlantic-Allied World combined company going forward.”
     Item 4 is hereby amended and supplemented by adding, after the third bullet under “—Other Considerations” on page 31 of the Statement, the following disclosure:
“• The Board considered a number of factors when evaluating the relative risk profiles of Allied World and Validus, including but not limited to:

•	credit ratings (as described in “Item 4. Reasons for Recommendation—Significant Uncertainties With Respect To Ratings Outcome”);

•	property catastrophe exposure (as described in “Item 4. Reasons for Recommendation—Significant Uncertainties With Respect To Ratings Outcome”);

•	pro forma debt to capital ratios (as described in “Item 4. Reasons for Recommendation—Significant Uncertainties With Respect To Ratings Outcome”);

•	liability durations (as described in “Item 4. Reasons for Recommendation—We Believe Validus Offers Inferior Long-Term Value Creation Potential For Transatlantic Stockholders”); and

•	the relative composition of the investment portfolios (as described in “Item 4. Reasons for Recommendation—We Believe Validus Offers Inferior Long-Term Value Creation Potential For Transatlantic Stockholders”).
•	Under the terms of the Transatlantic-Allied World Merger Agreement, a “Superior Proposal” with respect to Transatlantic means a bona fide written acquisition proposal made by a third-party or group (and not obtained in breach of the Transatlantic-Allied World Merger Agreement) for a merger, amalgamation, consolidation, business combination or other similar transaction involving such party pursuant to which the Transatlantic stockholders immediately preceding the transaction would hold less than 50% of the outstanding common stock or voting power of Transatlantic or the surviving or parent entity following the consummation of such transaction that the Board (after consultation with its outside legal counsel and financial advisors) determines in good faith to be more favorable to the Transatlantic stockholders that the Transatlantic-Allied World Merger.

•	The Board considered the tax implications of the Transatlantic-Allied World Merger, and concluded, with the assistance of management and the Company’s tax and legal advisors, that there was no meaningful risk that the Transatlantic-Allied World combined company will become subject to U.S. taxation upon consummation of the Transatlantic-Allied World Merger.”
Item 8. Additional Information.
Regulatory Issues in Connection with the Transatlantic-Allied World Merger.
     Annex B attached hereto (which contains certain disclosure from the Joint Proxy Statement/Prospectus, as amended) has been amended and restated in its entirety and is incorporated herein by reference.
Litigation Related to the Transatlantic-Allied World Merger.
     Annex B attached hereto (which contains certain disclosure from the Joint Proxy Statement/Prospectus, as amended) has been amended and restated in its entirety and is incorporated herein by reference.
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following exhibits.

Exhibit
No.	Description
(a)(5)	Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock of Transatlantic Holdings, Inc., filed as Exhibit 3.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated July 28, 2011 (incorporated by reference herein)

Exhibit
No.	Description
(a)(6)	Amended and Restated Transatlantic Holdings, Inc. By-Laws, filed as Exhibit 3.2 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated July 28, 2011 (incorporated herein by reference)

(a)(7)	Letter to Employees from Transatlantic Holdings, Inc., filed pursuant to Rule 425 under the Securities Act of 1933 (SEC File No. 001-10545), dated July 28, 2011(incorporated herein by reference)

(a)(8)	Press release and information for Transatlantic stockholders regarding recent developments of Transatlantic Holdings, Inc., filed pursuant to Rule 425 under the Securities Act of 1933 (SEC File No. 001-10545), dated August 1, 2011 (incorporated herein by reference)

(a)(9)	Transcript of earnings call held by Transatlantic Holdings, Inc., filed pursuant to Rule 425 under the Securities Act of 1933 (SEC File No.: 001-10545), dated August 1, 2011 (incorporated herein by reference)

(a)(10)	Amendment No. 1 to the Joint Proxy Statement/Prospectus, filed by Allied World Assurance Co Holdings, AG on Form S-4 (SEC File No. 333-175398), dated August 5, 2011 (incorporated herein by reference)

(a)(11)	Press release of Transatlantic Holdings, Inc., filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated August 8, 2011 (incorporated herein by reference)

(a)(12)	Press release of Transatlantic Holdings, Inc., filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated August 8, 2011 (incorporated herein by reference)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSATLANTIC HOLDINGS, INC.
By:	/s/ Gary A. Schwartz
Gary A. Schwartz
Senior Vice President and General Counsel

Date: August 8, 2011

Annex A
Conditions to the Exchange Offer3
     According to the Offer to Exchange, Validus’s obligation to consummate the Exchange Offer is subject to the following conditions:
     Minimum Tender Condition
     Transatlantic’s stockholders shall have validly tendered and not withdrawn prior to the expiration time of the Exchange Offer at least that number of Transatlantic Common Shares that, when added to the Transatlantic Common Shares then owned by Validus or any of its subsidiaries, shall constitute a majority of the then-outstanding number of Transatlantic Common Shares on a fully diluted basis.
     Allied World Transaction Condition
     The Transatlantic-Allied World Merger Agreement shall have been validly terminated, and Validus shall reasonably believe that Transatlantic has no liability, and Allied World shall not have asserted any claim of liability or breach against Transatlantic in connection with the Transatlantic-Allied World Merger Agreement, other than with respect to the possible payment of the Allied World termination fee.
     Registration Statement Condition
     The registration statement of which the Offer to Exchange and the accompanying letter of transmittal is a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and Validus shall have received all necessary state securities law or “blue sky” authorizations.
     Section 203 Condition
     The Board shall have approved the acquisition of Transatlantic Common Shares pursuant to the Exchange Offer and Second-Step Merger under Section 203 of the DGCL, or Validus shall be satisfied that Section 203 of the DGCL does not apply to or otherwise restrict such acquisition.
     Rights Agreement Condition
     The Board shall have redeemed the rights issued pursuant to the Rights Plan, or the rights shall have been redeemed or otherwise rendered inapplicable to the Exchange Offer and the Second-Step Merger.
     Shareholder Approval Condition
     The shareholders of Validus shall have approved the issuance of the Validus Common Shares pursuant to the Exchange Offer and the Second-Step Merger as required under the rules of the NYSE.
     NYSE Listing Condition
     The Validus Common Shares to be issued to Transatlantic’s stockholders as a portion of the Exchange Offer consideration in exchange for Transatlantic Common Shares in the Exchange Offer and the Second-Step Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

[3]	The information is this “Annex A—Conditions to the Exchange Offer” is derived solely from the Offer to Exchange.

     Pending Litigation Condition
     There shall be no pending litigation, suit, claim, action, proceeding, hearing or investigation by or before any foreign, supranational, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body, or any litigation, suit, claim, action, proceeding or investigation threatened against Validus in writing: (1) challenging or seeking to, or which, in the judgment of Validus is reasonably expected to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the Exchange Offer or the provisions of the Offer to Exchange and the accompanying letter of transmittal or, the acceptance for exchange and exchange of any or all of the Transatlantic Common Shares by Validus or any other affiliate of Validus or the Second-Step Merger; or (2) seeking to, or which in the judgment of Validus is reasonably expected to, prohibit or limit the full rights of ownership of Transatlantic Common Shares by Validus or any of its affiliates, including, without limitation, the right to vote any Transatlantic Common Shares acquired by Validus pursuant to the Exchange Offer or otherwise on all matters properly presented to Transatlantic’s stockholders.
     No Material Adverse Change Condition
     Since December 31, 2010, there shall not have been any change, state of facts, circumstance or event that has had, or would reasonably be expected to have, a material adverse effect on the financial condition, properties, assets, liabilities, obligations (whether accrued, absolute, contingent or otherwise), businesses or results of operations of Transatlantic and its subsidiaries, taken as a whole, excluding any such change, state of facts, circumstance or event to the extent caused by or resulting from: (1) changes in economic, market, business, regulatory or political conditions generally in the United States or any other jurisdiction in which Transatlantic and its subsidiaries operates or United States or global financial markets; (2) changes, circumstances or events generally affecting the property and casualty insurance and reinsurance industry in the geographic areas in which Transatlantic and its subsidiaries operate; (3) changes, circumstances or events resulting in liabilities under property and casualty insurance and reinsurance agreements to which Transatlantic or any of its subsidiaries is a party, including any effects resulting from any earthquake, hurricane, tornado, windstorm, terrorist act, act of war or other natural or man-made disaster; (4) the commencement, occurrence or continuation of any war or armed hostilities; (5) changes in any applicable law, statute, ordinance, common law, arbitration award, or any rule, regulation, judgment, order, writ, injunction, decree, agency requirement or published interpretation of any governmental authority; (6) changes in generally accepted accounting principles or in statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed by the applicable insurance regulatory authority, including accounting and financial reporting pronouncements by the SEC, the National Association of Insurance Commissioners and the Financial Accounting Standards Board; (7) any change or announcement of a potential change in Transatlantic’s or any of its subsidiaries’ credit or claims paying rating or A.M. Best rating or the ratings of any of Transatlantic’s or its subsidiaries’ businesses or securities; (8) suspension in trading or a change in the trading prices or volume of Transatlantic Common Shares; or (9) the failure to meet any revenue, earnings or other projections, forecasts or predictions for any period ending after the date of the Offer to Exchange, except that (A) in the case of the foregoing clauses (7), (8) and (9), such exceptions shall not prevent or otherwise affect a determination that any changes, state of facts, circumstances or events underlying a failure described in any such clause has resulted in, or contributed to, a material adverse effect on Transatlantic and its subsidiaries taken as a whole and (B) in the case of the foregoing clauses (1), (2), (3) and (4), to the extent those changes, state of facts, circumstances or events have a materially disproportionate effect on Transatlantic and its subsidiaries taken as a whole relative to other similarly situated persons in the property and casualty insurance and reinsurance industry in similar geographic areas to those in which Transatlantic and its subsidiaries operate.
     Conduct of Business Condition
     Each of Transatlantic and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at all times on or after the date of the Offer to Exchange and prior to the expiration time of the Exchange Offer.

     Credit Facilities Condition
     All amendments or waivers under Validus’s and its subsidiaries’ credit facilities to be necessary to consummate the Exchange Offer, the Second-Step Merger and the other transactions contemplated by the Offer to Exchange shall have been obtained and be in full force and effect. Validus has obtained amendments to its applicable credit facilities, satisfying this condition.
     New York State Department of Insurance Condition
     The New York State Insurance Department shall have approved Validus’s application for acquisition of control of Transatlantic Reinsurance Company and Putnam Reinsurance Company, New York domiciled insurance companies and wholly-owned subsidiaries of Transatlantic, pursuant to Section 1506 of the New York Insurance Code and such approval shall be in full force and effect.
     Competition Condition
     Any applicable waiting period under the HSR Act, and, if applicable, any agreement with the FTC or the Antitrust Division not to accept Transatlantic Common Shares for exchange in the Exchange Offer, shall have expired or shall have been terminated prior to the expiration time of the Exchange Offer. The FTC has notified Validus that the applicable waiting period under the HSR Act for the acquisition by Validus of Transatlantic Common Shares pursuant to the Exchange Offer or otherwise will expire at 11:59 p.m., Eastern time, on August 17, 2011, the 30th day after Validus filed the required Notification and Report Form.
     Other Regulatory Approvals Condition
     Any clearance, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority, other than in connection with the New York State Department of Insurance Condition and the Competition Condition, shall have been obtained and such approvals shall be in full force and effect, or any applicable waiting periods for such clearances or approvals shall have expired.
     Other Conditions
     Additionally, Validus shall not be required to accept for exchange any Transatlantic Common Shares tendered pursuant to the Exchange Offer, shall not be required to make any exchange for Transatlantic Common Shares accepted for exchange, and may extend, terminate or amend the Exchange Offer, if at any time on or after the date of the Offer to Exchange and prior to the expiration time of the Exchange Offer any of the following events or facts shall have occurred:
     (a) there shall be in effect any order or injunction or any action taken, or any law or statute enacted, entered, enforced or deemed applicable to the Exchange Offer, the Second-Step Merger or the other transactions contemplated by the Offer to Exchange by any governmental authority which imposes any term, condition, obligation or restriction upon Validus, Transatlantic or any of their respective subsidiaries that would, individually or the aggregate, reasonably be expected to (1) have a material adverse effect (assuming all references to Transatlantic in the definition of “material adverse effect” were instead references to Validus) on Validus and its subsidiaries (assuming the consummation of the acquisition of Transatlantic Common Shares in the Exchange Offer and the second-step merger) on a consolidated basis after the consummation of the Exchange Offer and the Second-Step Merger or (2) directly or indirectly (i) delay or otherwise restrain, impede or prohibit the Exchange Offer or the Second-Step Merger or (ii) prohibit or limit the full rights of ownership of Transatlantic Common Shares by Validus or any of its affiliates, including, without limitation, the right to vote any Transatlantic Common Shares acquired by Validus pursuant to the Exchange Offer or otherwise on all matters properly presented to Transatlantic’s stockholders;
     (b) Transatlantic or any of its subsidiaries has (1) permitted the issuance or sale of any shares of any class of share capital or other securities of any subsidiary of Transatlantic (other than Transatlantic Common Shares issued pursuant to, and in accordance with, the terms in effect on the date of the Offer to Exchange of employee stock options, stock units or other similar awards outstanding prior to the date of the Offer to Exchange), (2) declared, paid or proposed to declare or pay any dividend or other distribution (other than any quarterly cash dividends paid in the ordinary course of business consistent with past practice to holders of Transatlantic Common Shares), or (3) amended, or authorized or proposed any amendment to, its restated certificate of incorporation or amended and restated by-laws (or other similar constituent documents) or Validus becomes aware that Transatlantic or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its restated certificate of incorporation or amended and restated by-laws (or other similar constituent documents) in a manner that, in the reasonable judgment of Validus, is reasonably likely to, directly or indirectly, (i) delay or otherwise restrain, impede or prohibit the Exchange Offer or the Second-Step Merger or (ii) prohibit or limit the full rights of ownership of Transatlantic Common Shares by Validus or any of its affiliates, including, without limitation, the right to vote any Transatlantic Common Shares acquired by Validus pursuant to the Exchange Offer or otherwise on all matters properly presented to Transatlantic’s stockholders;
     (c) Validus or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Transatlantic providing for a merger or other business combination or transaction with or involving Transatlantic or any of its subsidiaries, or the purchase or exchange of securities or assets of Transatlantic or any of its subsidiaries, or Validus and Transatlantic reach any other agreement or understanding, in either case, pursuant to which it is agreed or provided that the Exchange Offer will be terminated;
     (d) Transatlantic or any of its subsidiaries shall have (1) granted to any person proposing a merger or other business combination with or involving Transatlantic or any of its subsidiaries or the purchase or exchange of securities or assets of Transatlantic or any of its subsidiaries any type of option, warrant or right which, in Validus’s judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Transatlantic Common Shares or other securities, assets or businesses of Transatlantic or any of its subsidiaries), (2) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange (other than to Allied World, an amount not to exceed the Allied World termination fee), or (3) amended the Transatlantic-Allied World Merger Agreement in any respect that alters Transatlantic’s rights or obligations upon termination of the Transatlantic-Allied World Merger Agreement (other than a reduction of the Allied World termination fee); or
     (e) Transatlantic’s stockholders shall have adopted the Transatlantic-Allied World Merger Agreement or there shall have been a business combination consummated between Transatlantic and Allied World;
which in the reasonable judgment of Validus in any such case, and regardless of the circumstances giving rise to any such condition (other than any event or circumstance giving rise to the triggering of a condition within the control of Validus), makes it inadvisable to proceed with the Exchange Offer and/or with acceptance for exchange, or exchange, of Transatlantic Common Shares.
The Offer to Exchange also states that the foregoing conditions are for the sole benefit of Validus and may be asserted by Validus regardless of the circumstances giving rise to any such condition (other than any event or circumstance giving rise to the triggering of a condition within the control of Validus) or, other than the conditions described under the subheadings “Registration Statement Condition,” “Shareholder Approval Condition,” “NYSE Listing Condition,” “Competition Condition,” and “New York State Department of Insurance Condition” above, may be waived by Validus in whole or in part at any time and from time to time prior to the expiration time of the Exchange Offer in its discretion. To the extent Validus waives a condition set forth in this section with respect to one tender, the Offer to Exchange states that Validus will waive that condition with respect to all other tenders.

Annex B
Certain Disclosure from the Joint Proxy Statement/Prospectus
Interests of Transatlantic’s Directors and Executive Officers in the Merger
     In considering the recommendation of the Board to vote to adopt the Transatlantic-Allied World Merger Agreement, you should be aware that Transatlantic’s directors and executive officers have financial interests in the merger that may be in addition to, or different from, the interests of Transatlantic’s stockholders generally. The Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and in recommending to you that you approve the merger and the other transactions contemplated by the merger.
     As detailed below under “— Board of Directors and Management Following the Merger,” certain of Transatlantic’s executive officers and members of the Board will continue to serve as officers or directors of the combined company upon completion of the Transatlantic-Allied World Merger. Specifically, Richard S. Press, the current non-executive chairman of the Board, will be the non-executive chairman of the board of directors of the combined company following the Transatlantic-Allied World Merger. Michael C. Sapnar will be appointed to serve as President and Chief Executive Officer of Global Reinsurance of the combined company.
     On June 30, 2011, the Compensation Committee (the “Transatlantic Compensation Committee”) of the Board approved the form of retention agreements (the “Retention Agreements,” and each, a “Retention Agreement”) that have been offered to certain executives of Transatlantic, including Steven S. Skalicky, Paul A. Bonny, and Javier E. Vijil, each a named executive officer of Transatlantic. Each of the Retention Agreements has a term beginning on the date of execution and ending on the earlier of December 31, 2013 or a mutually agreed upon termination date by the executive and Transatlantic. The Retention Agreements will remain effective whether or not the Transatlantic-Allied World Merger closes.
     Each of the Retention Agreements generally provides that until December 31, 2012, the executive’s base salary level, target bonus amount, target fair value of equity awards and other benefits included in the executive’s total compensation will not be reduced below the levels in effect prior to the merger. Each of the Retention Agreements also provides for a grant of restricted stock unit awards (“RSUs”), or in the event that there are not enough share reserves, phantom stock awards (together with the RSUs, the “Retention Grant”), immediately prior to the merger (or at a date chosen by the Board in its discretion, if the closing of the merger does not occur), pursuant to Transatlantic’s 2009 Long Term Equity Incentive Plan (but only in the case of the RSUs), consisting of that number of Transatlantic Common Shares equal in value to $1,500,000 for each of Messrs. Skalicky and Vijil and $2,000,000 for Mr. Bonny. The Retention Grant vests 50% on September 30, 2012 and 50% on December 31, 2013. Pursuant to the Retention Agreements, the Retention Grant is generally subject to pro rata vesting upon a termination by Transatlantic without “Cause,” or due to death or “Disability,” or by the executive with “Good Reason,” in each case prior to December 31, 2013. Further, pursuant to the Retention Agreements, all of the outstanding, unvested equity awards held by each of the executives as of the effective date of the Retention Agreements is subject to full vesting upon a termination by Transatlantic without “Cause,” or by the executive with “Good Reason,” in each case prior to December 31, 2013. In consideration for entering into the Retention Agreements, each executive shall provide a limited waiver of the executive’s right to resign for “Good Reason” in connection with the merger as a result of the executive’s new employment position immediately following the merger.
     The Retention Agreements include restrictive covenants similar to those included in Transatlantic’s Executive Severance Plan.
     Treatment of Equity Awards
     Transatlantic directors’ and executive officers’ outstanding stock options to acquire Transatlantic Common Shares will be converted pursuant to the Transatlantic-Allied World Merger Agreement into options to acquire Allied

World shares. Similarly, Transatlantic directors’ and executive officers’ outstanding stock-based awards will be converted into Allied World shares or other compensatory awards denominated in Allied World shares. The equity holdings of Transatlantic directors and executive officers will be treated in the same manner as the equity holdings of all other equity holders, provided, however, that pursuant to the Transatlantic-Allied World Merger Agreement, any independent Transatlantic or Allied World director who ceases to be a member of the reconstituted TransAllied board prior to the end of his or her term shall have immediate vesting of all of his or her unvested Allied World stock-based awards.
     Each of Allied World and Transatlantic will use the existing performance goals to determine performance awards through fiscal year 2011. Thereafter, following the closing of the Transatlantic-Allied World Merger, TransAllied’s Compensation Committee will make a decision regarding the performance awards for the 2012 fiscal year and thereafter.
     Golden Parachute Compensation
     As described above, each of Transatlantic’s named executive officers has been offered a Retention Agreement providing for the issuance of certain awards in connection with the Transatlantic-Allied World Merger. Other than as described above regarding such Retention Agreements, the Transatlantic-Allied World Merger is not considered a change in control under any plans or agreements of Transatlantic to which Transatlantic’s named executive officers are a party.
     The following table sets forth the estimated amounts of “golden parachute” compensation (for purposes of Item 402(t) of Regulation S-K) that each named executive officer of Transatlantic could receive in connection with the Transatlantic-Allied World Merger. These amounts assume that the Transatlantic-Allied World Merger is completed on      , 2011 and, where applicable, that the named executive officer is entitled to the full amount for which he or she is eligible pursuant to the terms of the applicable Retention Agreement. Certain of the amounts payable may vary depending on the actual dates on which the Transatlantic-Allied World Merger is completed and the named executive officer terminates employment. As a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.
Golden Parachute Compensation Table

		Cash
	Cash	(Non-		Pension/	Perquisites/	Tax
	(Severance)	Severance)	Equity	NQDC	Benefits	Reimbursement	Other	Total
Name	($)	($)	($)	($)	($)	($)	($)(1)	($)
Robert F. Orlich	—	—	—	—	—	—	—	—
Steven S. Skalicky	—	—	—	—	—	—	1,500,000	1,500,000
Paul A. Bonny	—	—	—	—	—	—	2,000,000	2,000,000
Javier E. Vijil	—	—	—	—	—	—	1,500,000	1,500,000
Michael C. Sapnar	—	—	—	—	—	—	—	—

1.	As noted above, these amounts assume that the named executive officer is entitled to the full amount for which he is eligible under the applicable Retention Agreement. These amounts would also be paid out, on a pro rata basis pursuant to the applicable Retention Agreement upon termination by Transatlantic without “Cause,” or due to death or “Disability” or by the executive with “Good Reason” prior to December 31, 2013, or upon death or disability of the executive prior to December 31, 2013. In consideration for entering into the Retention Agreements, each executive shall provide a limited waiver of the executive’s right to resign for “Good Reason” in connection with the Transatlantic-Allied World Merger.

     Transatlantic Executive Severance Plan. As discussed above, the Transatlantic-Allied World Merger is not considered a change in control under Transatlantic’s compensation plans or arrangements and a reduction in force is not anticipated in connection with the Transatlantic-Allied World Merger, including at the executive level. Whether or not the Transatlantic-Allied World Merger occurs, Transatlantic’s executives are entitled to certain payments in connection with certain terminations of employment. Under the Transatlantic Executive Severance Plan (the “ESP”) severance protection is provided to senior executives who participate in the Transatlantic Partners or Senior Partners Plan. Upon a termination by Transatlantic without “Cause” (as defined in the ESP) or by the executive for “Good Reason” (as defined in the ESP), in addition to accrued wages and expense reimbursement, eligible employees will be entitled to receive the following each month during the Severance Period (30 months for the CEO and 24 months for the other named executive officers):
•	severance in an amount equal to one-twelfth the sum of: (i) the participant’s annual base salary in the year of termination, (ii) any supplemental or quarterly cash bonus payable to such participant in respect of the year of termination, and (iii) the average of the participant’s annual cash bonus awards earned and paid with respect to the three most recently completed fiscal years;

•	continued vesting of restricted stock units, earned but unvested performance restricted stock units and options as though there had been no termination of employment;

•	continued participation in Transatlantic’s health plan at active employee rates and continued service credit for eligibility and company contribution levels for purposes of the retiree health plan;

•	continued vesting and accrual of additional non-qualified pension credits; and

•	continued life insurance and retiree health plan coverage at active employee rates including continued service credit for eligibility and company contribution levels in such plans.
     Prior to receiving any severance payments, eligible employees will be required to execute a general release of claims that also contains the following restrictions that, except as noted, apply at all times following termination:
•	Each participant is generally prohibited from (i) engaging in, being employed by, rendering services to or acquiring financial interests in any business that is competitive with Transatlantic, (ii) interfering with Transatlantic’s business relationships with customers, suppliers, or consultants, or (iii) soliciting or hiring certain key employees of Transatlantic. These restrictions apply for the earlier of one year after termination or the length of the Severance Period.

•	Each participant must not disclose Transatlantic’s confidential information.
Board of Directors and Management Following the Transatlantic-Allied World Merger
Immediately following the effective time of the Transatlantic-Allied World Merger, assuming the receipt of the resignation letters of all current directors of Allied World and of shareholder approval for the election of directors as described herein, the board of directors of the combined company will consist of 11 members including (i) four independent Transatlantic directors: Stephen P. Bradley, Ian H. Chippendale, John G. Foos and John L. McCarthy; (ii) Richard S. Press (the current non-executive chairman of the Board); (iii) Michael C. Sapnar (the current Executive Vice President and Chief Operating Officer of Transatlantic); (iv) four of the following current independent Allied World directors, who will be identified to shareholders at or prior to the Allied World Special Shareholder Meeting: Barbara T. Alexander, James F. Duffy, Bart Friedman, Scott Hunter, Mark R. Patterson, Patrick de Saint-Aignan and Samuel J. Weinhoff; and (v) Scott A. Carmilani (the current President and Chief Executive Officer of Allied World). The 11 members of the board of directors of the combined company will be divided into three classes of directors, as follows:
•	Class II (to hold office commencing upon the completion of the Transatlantic-Allied World Merger and ending upon TransAllied’s Annual Shareholder Meeting in 2012 or until their successors are duly elected and qualified or their offices are otherwise vacated): Ian H. Chippendale, John L. McCarthy and one former independent Allied World director;

•	Class III (to hold office commencing upon the completion of the Transatlantic-Allied World Merger and ending upon TransAllied’s Annual Shareholder Meeting in 2013 or until their successors are duly elected and qualified or their offices are otherwise vacated): Stephen P. Bradley, John G. Foos and two former independent Allied World directors; and

•	Class I (to hold office commencing upon the completion of the Transatlantic-Allied World Merger and ending upon TransAllied’s Annual Shareholder Meeting in 2014 or until their successors are duly elected and qualified or their offices are otherwise vacated): Scott A. Carmilani, Richard S. Press, Michael C. Sapnar and one former independent Allied World director.
     Immediately following the effective time of the Transatlantic-Allied World Merger, Mr. Carmilani will serve as the President and Chief Executive Officer of the combined company. Mr. Press will be elected as non-executive chairman of the TransAllied board. Effective the first anniversary of the closing date of the Transatlantic-Allied World Merger, Mr. Press will cease to serve as non-executive chairman and shall remain on the TransAllied board as a director until the second anniversary of the closing date of the Transatlantic-Allied World Merger, at which time he has agreed to retire from the TransAllied board (subject to his earlier resignation or retirement). Mr. Sapnar will be appointed to serve as President and Chief Executive Officer of Global Reinsurance of the combined company.
     In connection with the completion of the Transatlantic-Allied World Merger, the current directors of Allied World resign effective as of the effective time of the Transatlantic-Allied World Merger and the director nominees presented for election at the Allied World Special Shareholder Meeting, if elected by the shareholders, will serve on the board of directors of Allied World following the effective time of the Transatlantic-Allied World Merger. The foregoing director elections and officer appointments are conditioned upon completion of the Transatlantic-Allied World Merger. In the event that the Transatlantic-Allied World Merger is not completed, the foregoing director elections and officer appointments will not take effect.
     Pursuant to the terms of the Transatlantic-Allied World Merger Agreement and conditioned upon completion of the Transatlantic-Allied World Merger, (i) in connection with TransAllied’s Annual Shareholder Meeting in 2012, the TransAllied board shall propose to increase the size of the TransAllied board by one member and shall nominate for election at such meeting, a new director to fill the resulting vacancy, who shall become the non-executive chairman of the TransAllied board effective as of the first anniversary of the closing of the Transatlantic-Allied World Merger; (ii) such person nominated for election at such meeting shall (A) have been approved by the TransAllied board, (B) have been recommended by the nominating and corporate governance committee of the TransAllied board, (C) have substantial insurance industry expertise, and (D) not have been a member of the Board or the Allied World board of directors immediately prior to the date of the merger agreement; and (iii) TransAllied shall duly call, give notice of, convene and hold its Annual Shareholder Meeting in 2012 no later than June 30, 2012.
     Upon completion of the Transatlantic-Allied World Merger, the TransAllied board will have six board committees: the Audit Committee, the Compensation Committee, the Enterprise Risk Committee, the Executive Committee, the Investment Committee and the Nominating & Corporate Governance Committee.
•	For a period of one year from the closing date of the Transatlantic-Allied World Merger, the Executive Committee is to be comprised of Mr. Carmilani, one former independent Allied World director and two former independent Transatlantic directors, and to be chaired by Mr. Carmilani;

•	For a period of one year from the closing date of the Transatlantic-Allied World Merger, each of the Investment Committee and Nominating & Corporate Governance Committee are to be comprised of two former independent Allied World directors and two former independent Transatlantic directors, and to be chaired by one of the former independent Allied World directors; and

•	For a period of one year from the closing date of the Transatlantic-Allied World Merger, each of the Audit Committee, Compensation Committee and Enterprise Risk Committee are to be comprised of two former independent Allied World directors and two former independent Transatlantic directors, and chaired by one of the former independent Transatlantic directors.
     Upon completion of the Transatlantic-Allied World Merger, the combined company’s corporate headquarters and related corporate functions will be located in Zug, Switzerland.
     The appointments of Messrs. Carmilani, Press and Sapnar, the provisions regarding the selection of a replacement non-executive chairman, and the board committee composition, will be reflected in the Trans-Allied organizational regulations, which will only become effective at the completion of the Transatlantic-Allied World Merger, and, for a period of one year following the closing date, any resolution to revise, modify or delete such provisions will require a majority of at least eight of the votes cast.
Executive Officers Following the Transatlantic-Allied World Merger
     The following sets forth the name, age and position of the executive officers of TransAllied upon the completion of the Transatlantic-Allied World Merger.

Name	Age	Position at TransAllied
Scott A. Carmilani	46	Director, President and Chief Executive Officer
Michael C. Sapnar	45	Director, President and Chief Executive Officer, Global Reinsurance
Kenneth Apfel	52	Executive Vice President, Chief Actuary and Chief Actuary Reinsurance
David A. Bell	37	Executive Vice President, Chief Operating Officer
Wesley D. Dupont	42	Executive Vice President, General Counsel and Corporate Secretary
John J. Gauthier	49	Executive Vice President, Chief Investment Officer
Steven S. Skalicky	62	Executive Vice President and Chief Financial Officer
Thomas V. Cholnoky	55	Senior Vice President, Investor Relations/Rating Agencies
Julian H. Spence	51	Senior Vice President, Chief Risk Officer
     Scott A. Carmilani was elected Allied World’s President and Chief Executive Officer in January 2004, became a director in September 2003 and was appointed Chairman of the Board in January 2008. Mr. Carmilani was, prior to joining Allied World as Executive Vice President in February 2002, the President of the Mergers & Acquisition Insurance Division of subsidiaries of American International Group, Inc. and responsible for the management, marketing and underwriting of transactional insurance products for clients engaged in mergers, acquisitions or divestitures. Mr. Carmilani was previously the Regional Vice-President overseeing the New York general insurance operations of AIG. Before that he was the Divisional President of the Middle Market Division of National Union Fire Insurance Company of Pittsburgh, PA, which underwrites directors and officers liability, employment practice liability and fidelity insurance for middle-market-sized companies. Prior to joining Allied World, he held a succession of underwriting and management positions with subsidiaries of AIG since 1987.
     Michael C. Sapnar was appointed Transatlantic’s Executive Vice President and Chief Operating Officer on May 19, 2011. On May 20, 2011, at a meeting of the Board following the annual meeting of stockholders, the Board elected Mr. Sapnar to the Board. From May 2006 until May 2011, Mr. Sapnar served as Executive Vice President and Chief Underwriting Officer, Domestic Operations of Transatlantic, TRC and Putnam Reinsurance Company by election of the Board in May 2006. From December 2005 to May 2006, Mr. Sapnar was Senior Vice President and Chief Underwriting Officer, Domestic Operations of Transatlantic. From December 2004 to the present, Mr. Sapnar has served as a Director of TRC and Putnam Reinsurance Company. From March 2002 to May 2006, Mr. Sapnar was Senior Vice President and Chief Underwriting Officer, Domestic Operations of TRC and Putnam Reinsurance Company.

     Kenneth Apfel was named Executive Vice President and Chief Actuary of Transatlantic, TRC and Putnam Reinsurance Company by election of the Board in September 2008. From May 2005 to the present, Mr. Apfel served as a Director of TRC and Putnam Reinsurance Company, but not of Transatlantic. From August 2004 to September 2008, Mr. Apfel was Senior Vice President and Chief Actuary of Transatlantic, TRC and Putnam Reinsurance Company. From September 1981 to August 2004, Mr. Apfel held various positions at AIG, including having served as a Senior Vice President of AIG Reinsurance Advisors.
     David A. Bell has been Allied World’s Chief Operating Officer since December 1, 2010 and is responsible for Allied World’s global day-to-day operating activities and directing the implementation of its strategic processes, procedures, controls and projects. He had served as the Chief Operating Officer of Allied World Assurance Company, Ltd, a subsidiary of Allied World, from September 2009 through November 2010. He had previously served as Chief Administrative and Operating Officer of Allied World Assurance Company, Ltd from September 2008 to September 2009. Prior to that, Mr. Bell served as the Senior Vice President, Professional Liability, from September 2004 to September 2008. Mr. Bell joined Allied World in February 2002 as a Vice President and started Allied World’s professional lines business. Prior to joining Allied World, Mr. Bell held various positions at affiliates of The Chubb Corporation in underwriting and legislative affairs from 1996 to January 2002.
     Wesley D. Dupont has been Allied World’s Executive Vice President, General Counsel and Corporate Secretary since September 2009. From December 2005 to September 2009, he served as Senior Vice President, General Counsel and Secretary. In November 2003, Mr. Dupont began working for American International Company Limited (now known as Chartis Bermuda Limited), a subsidiary of AIG, and began providing legal services to Allied World pursuant to a former administrative services contract with American International Company Limited. Through that contract, Mr. Dupont served as Allied World’s Senior Vice President, General Counsel and Secretary from April 2004 until November 30, 2005. As of December 1, 2005, Mr. Dupont became an employee of Allied World. Prior to joining American International Company Limited, Mr. Dupont worked as an attorney at Paul, Hastings, Janofsky & Walker LLP, a large international law firm, where he specialized in general corporate and securities law. From April 2000 to July 2002, Mr. Dupont was a Managing Director and the General Counsel for Fano Securities, LLC, a specialized securities brokerage firm. Prior to that, Mr. Dupont worked as an attorney at Kelley Drye & Warren LLP, another large international law firm, where he also specialized in general corporate and securities law.
     John J. Gauthier, CFA, has been the Executive Vice President and Chief Investment Officer of AWAC Services Company (formerly known as Newmarket Administrative Services, Inc.), a subsidiary of Allied World, since March 2010 and oversees the management of Allied World’s investment portfolio. From October 2008 through February 2010, he served as Senior Vice President and Chief Investment Officer of Newmarket Administrative Services, Inc. Previous to joining Allied World, Mr. Gauthier was Global Head of Insurance Fixed Income Portfolio Management at Goldman Sachs Asset Management from February 2005 to September 2008. Prior to that position, from 1997 to January 2005 he was Managing Director and Portfolio Manager at Conning Asset Management where he oversaw investment strategy for all property and casualty insurance company clients. Mr. Gauthier also served as Vice President at General Reinsurance/New England Asset Management, as well as a Portfolio Manager at General Reinsurance.
     Steven S. Skalicky serves as the Chief Financial Officer and Executive Vice President of Transatlantic Reinsurance Company Inc. and Transatlantic. Mr. Skalicky has been an Officer of Transatlantic since 1995 when he became Senior Vice President and Controller. He serves as Executive Vice President and Chief Financial Officer of Putnam Reinsurance Company. He serves as Chief Accounting Officer of Transatlantic Holdings Inc. He serves as a Director of Transatlantic Reinsurance Company Inc., Putnam Reinsurance Company, and TransRe Zurich. From January 1986 to February 1995, Mr. Skalicky held various positions at AIG, including having served as Assistant Controller.
     Thomas V. Cholnoky has been Transatlantic’s Senior Vice President of Investor Relations since August 2009. Prior to joining Transatlantic, from April 2009 to August 2009, Mr. Cholnoky was a principal at Sinjon Advisors consulting firm. From July 1986 to November 2008, Mr. Cholnoky was a Managing Director at Goldman, Sachs & Co. in the Global Investment Research Department.

     Julian H. Spence was named Chief Risk Officer of Transatlantic in 2008. From 2001 until 2008, Mr. Spence was Senior Vice President in Transatlantic’s London office with responsibility for the Specialty Lines Division which encompassed the Financial Risks, Professional Liability and Marine underwriting departments. Prior to joining Transatlantic, from 1988 to 2001, Mr. Spence was a Lloyds underwriter, first with Merrett Underwriting and then with Janson Green/Limit, specializing in political risks and professional liability.
Regulatory Clearances Required for the Merger
     Under the HSR Act, Allied World and Transatlantic must file notifications with the FTC and the Antitrust Division and observe a mandatory pre-merger waiting period before completing the Transatlantic-Allied World Merger. The parties filed the required notifications with the FTC and Antitrust Division on July 1, 2011 and early termination of the waiting period was granted effective July 11, 2011.
     Premerger notifications must also be filed by Allied World and Transatlantic with the appropriate competition regulators in the United Kingdom, Germany, Italy and Turkey pursuant to their respective laws which are designed or intended to regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition. They must also observe mandatory waiting periods and/or obtain the necessary approvals, clearances or consents, in certain of these jurisdictions, before completing the merger. The Italian notification was made on July 1, 2011, and the German notification was made on July 26, 2011. Notifications in the United Kingdom and Turkey will be made as promptly as practicable.
     In addition to those filings required by the HSR Act and other antitrust laws, the parties are also required to make filings with and/or obtain approvals from certain U.S. and non-U.S. insurance regulatory authorities (the “Insurance Authorities”). As a condition to the consummation of the Transatlantic-Allied World Merger, the parties are required to make filings with and obtain the approvals of the Insurance Authorities in New York, Bermuda and Switzerland..
     The U.S. insurance company subsidiaries of Transatlantic are domiciled in the State of New York. As such, the Transatlantic-Allied World Merger requires a filing with, and approval of, the New York Superintendent of Insurance (the New York Superintendent). Generally, a person seeking to acquire voting securities, such as common stock, in an amount that would result in such person controlling, directly or indirectly, a New York domestic insurer must, together with any person ultimately controlling such person, file an Application for Approval of Acquisition of Control of a domestic insurer (a Form A), with the New York Insurance Department and send a copy of such Form A to the domestic insurer. Allied World will make a Form A filing with the New York Insurance Department.
     Although a public hearing is not mandatorily required for the approval of a Form A in the State of New York, the New York Superintendent does have the discretion to hold such a public hearing. The New York Insurance Code requires the New York Superintendent to approve a Form A unless it determines that such application should be disapproved on one or more prescribed regulatory grounds. There is no statutorily prescribed period in which the New York Superintendent must render a decision with respect to a Form A, and the New York Insurance Department may not consider the Form A or begin its review until it has deemed the Form A filing complete. The New York Insurance Department has discretion to request that Allied World furnish additional information before it deems the Form A filing complete.
     As Transatlantic is merging into a newly formed wholly owned subsidiary of Allied World, there will be no change of control of Allied World’s insurance company subsidiaries. Because no change in control of such insurance company subsidiaries will occur, no Form A filings should be required to be filed with the Insurance Authorities of the U.S. domiciliary states of Allied World’s insurance company subsidiaries. In that regard, Allied World has made informational filings in each such U.S. domiciliary state, expressing its position that no Form A filing is required in such state. However, it is possible that the Insurance Authorities of such U.S. domiciliary states may disagree with the position taken by Allied World and may require that a Form A be filed by Allied World with respect to the Transatlantic-Allied World Merger in such jurisdictions.
     Allied World Assurance Company, Ltd, a subsidiary of Allied World, is a Bermuda incorporated Class 4 Insurer and prior notice of the merger must be provided to the Bermuda Monetary Authority (BMA), which will have 14 days to object or give a no objection to the Transatlantic-Allied World Merger, or to request additional information. Trans Re Zurich Reinsurance Company, Ltd., a subsidiary of Transatlantic, is a Swiss regulated reinsurer and prior notification of its indirect change of control as a result of the Transatlantic-Allied World Merger is required to be provided to the Swiss Financial Market Supervisory Authority (FINMA). FINMA may prohibit the Transatlantic-Allied World Merger, impose conditions on the Transatlantic-Allied World Merger or provide a statement of non-objection in regard to the Transatlantic-Allied World Merger. Prior to the closing of the Transatlantic-Allied World Merger, the parties will make the required filings with, and seek to obtain the necessary approval from, the BMA and FINMA.
     In addition to Switzerland and Bermuda, Transatlantic’s and Allied World’s subsidiaries conduct operations in a number of other non-U.S. jurisdictions where insurance regulatory filings or approvals are required in connection with the consummation of the Transatlantic-Allied World Merger. In that regard, Transatlantic and Allied World have made or expect to make formal filings with, or have sought or expect to seek approvals from, the Insurance Authorities in certain other non-U.S. jurisdictions, including, without limitation, Argentina, Australia, Brazil, Germany, Gibraltar and Hong Kong. Moreover it is possible that Insurance Authorities in other non-U.S. jurisdictions may require additional filings or information or require the parties to obtain their approval of the Transatlantic-Allied World Merger. No insurance regulatory authority has indicated to Allied World or Transatlantic that a hearing will be required in connection with the aforementioned regulatory filings and approvals; however, pursuant to their regulatory authority, one or more Insurance Authorities may hold a hearing as part of their consideration of the filings.
     Allied World and Transatlantic cannot assure you that the Antitrust Division, FTC or other government agencies, including state attorneys general or private parties, will not initiate actions to challenge the merger before or after it is completed. Any such challenge to the Transatlantic-Allied World Merger could result in a court order enjoining the Transatlantic-Allied World Merger or in restrictions or conditions that would have a material adverse effect on the combined company if the Transatlantic-Allied World Merger is completed. Such restrictions and conditions could include requiring the divestiture or spin-off of assets or businesses. Under the terms of the Transatlantic-Allied World Merger Agreement, each of Allied World and Transatlantic is required to commit to any divestitures or similar arrangements with respect to its assets or conduct of business arrangements if that divestiture or arrangement is a condition to obtain any clearance or approval from any governmental entity in order to complete the merger. No additional shareholder approval is expected to be required or sought for any decision by Allied World and Transatlantic after the Allied World Special Shareholder Meeting and the Transatlantic Special Shareholder Meeting to agree to any terms and conditions necessary to resolve any regulatory objections to the Transatlantic-Allied World Merger.
No Appraisal Rights
     Holders of Transatlantic common stock who dissent to the Transatlantic-Allied World Merger will not have rights to an appraisal of the fair value of their shares. Under the General Corporation Law of the State of Delaware, appraisal rights are not available for the shares of any class or series if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts or any combination of the foregoing. Transatlantic Common Shares are listed on the NYSE, and Transatlantic’s stockholders will receive Allied World shares, which are listed on the NYSE, and cash in lieu of fractional shares. Holders of Allied World shares have no appraisal rights under Swiss law because the Transatlantic-Allied World Merger does not qualify as a statutory merger pursuant to the provisions of the Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets.
Litigation Related to the Transatlantic-Allied World Merger
     In connection with the Transatlantic-Allied World Merger, five putative stockholder class action lawsuits have been filed against Transatlantic, Allied World, and the members of the Board challenging the Transatlantic-Allied World Merger: Ivers v. Transatlantic Holdings, Inc., et al. (filed June 17, 2011 in the Court of Chancery of the State of Delaware), Clark v. Transatlantic Holdings, Inc., et al. (filed June 17, 2011 in the Supreme Court of the State of New York, County of New York and amended on June 22, 2011), Sutton v. Transatlantic Holdings, Inc., et

al. (filed June 17, 2011 in the Supreme Court of the State of New York, County of New York), Jaroslawicz v. Transatlantic Holdings, Inc., et al. (filed June 21, 2011 in the Supreme Court of the State of New York, County of New York) and Kramer v. Transatlantic Holdings, Inc., et al. (filed June 30, 2011 in the Court of Chancery of the State of Delaware) (collectively, the “Lawsuits”). Each of the Lawsuits has been filed against Transatlantic, the members of the Board, and Allied World. In addition, other than the Jaroslawicz action, each of the Lawsuits names as a defendant GO Sub, LLC. Further, the Sutton action also names Thomas R. Tizzio, a former director of Transatlantic, as a defendant. Plaintiffs in each Lawsuit assert that the members of the Board breached their fiduciary duties and that Allied World and/or its subsidiaries aided and abetted the alleged breaches of fiduciary duties. In addition, in the Clark action, plaintiffs allege that Transatlantic aided and abetted its directors’ alleged breaches of fiduciary duty. The Lawsuits seek, among other relief, to enjoin the Transatlantic-Allied World Merger.
     On June 29-30, 2011, the defendants moved to dismiss or stay the three actions pending in New York — the Clark, Sutton, and Jaroslawicz actions —on the grounds that the Ivers and Kramer actions are parallel proceedings pending in the Delaware Court of Chancery seeking the same relief as the three New York actions. On July 25, 2011, the plaintiffs in the three New York actions moved to consolidate those actions into a single action. The court has not ruled on either of these motions.
     On July 21, 2011, Vice Chancellor Parsons of the Delaware Court of Chancery of the State of Delaware entered an order consolidating the two Delaware actions and requiring the Delaware plaintiffs to file a consolidated amended complaint. The Delaware plaintiffs filed the Verified Consolidated Amended Class Action Complaint, a Motion for Preliminary Injunction and a Motion for Expedited Proceedings on August 1, 2011.
     Transatlantic, Allied World and their respective directors believe these lawsuits are without merit and intend to defend them vigorously.
     On July 28, 2011, Transatlantic filed a lawsuit in the United States District Court for the District of Delaware, styled Transatlantic Holdings, Inc. v. Validus Holdings Ltd., Case No. 1:11-cv-00661 (U.S. District Court for the District of Delaware), against Validus alleging that Validus violated Sections 14(a) and (e) of the Securities Exchange Act of 1934 and Section 11 of the Securities Act of 1933 by making materially false and/or misleading statements in its proxy and exchange offer materials filed with the SEC. The lawsuit seeks, among other relief an order: (i) compelling Validus to correct the material false and/or misleading statements it has made in connection with both its proxy and Exchange Offer materials; and (ii) prohibiting Validus from acquiring or attempting to acquire Transatlantic Common Shares until its misstatements have been corrected.